As filed with the Securities and Exchange Commission on July 27, 2012	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

NOKIA CORPORATION
(Exact name of issuer of deposited securities as specified in its charter)

[N/A]
(Translation of issuer’s name into English)

Republic of Finland
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Louise Pentland
Nokia Holding, Inc.
6021 Connection Drive
Irving, Texas 75039
(972) 894-5000
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Pamela M. Gibson, Esq. Shearman & Sterling LLP Broadgate West, 9 Appold Street London, EC2A 2AP	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.
☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing the right to receive one (1) ordinary share of Nokia Corporation	5,000,000,000 ADSs	$5.00	$250,000,000	$28,650.00

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article and final sentence.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center and Introductory Article.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Upper right corner and Introductory Article.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (14) and (15).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (13).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (12); Reverse of Receipt – Paragraphs (15) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (13) and (14).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraph (3); Reverse of Receipt - Paragraphs (13) and (16).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (17)

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (5), and (8).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (5); Reverse of Receipt - Paragraphs (19) and (20).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (8).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (12).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the form of American Depositary Receipt included as Exhibit A to Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(1) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008 (the “Amendment”), by and among Nokia Corporation, (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued under the Amended and Restated Deposit Agreement, dated as of March 28, 2000 (the “Deposit Agreement”).  ___ Filed herewith as Exhibit (a)(1).

(a)(2)	Letter Agreement, dated as of September 27, 2007, by and between the Company and the Depositary.1

(a)(3)	Amended and Restated Deposit Agreement, dated as of March 28, 2000, by and among the Company, the Depositary and all Holders from time to time of American Depositary Receipts issued thereunder.**

(b)(1)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  ___ None.

(c)(1)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)(1)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d)(1).

(e)(1)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e)(1).

(f)(1)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

_________________
* Previously filed and incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-105373) filed with the Commission on February 6, 2008.

** Previously filed and incorporated by reference to Registration Statement on Form F-6 (File No. 333-105373) filed with the Commission on May 19, 2003.

Item 4.  UNDERTAKINGS

(a)(1)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)(1)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, dated as of March 28, 2000, by and among Nokia Corporation, Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, as amended by that certain letter agreement, dated as of September 27, 2007, by and between Nokia Corporation and Citibank, N.A., as depositary and Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008, by and among Nokia Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 27th day of July, 2012.

Legal entity created by the Amended and Restated Deposit Agreement, dated as of March 28, 2000, as amended by the Letter Agreement, dated September 27, 2007, and Amendment No. 1 to Amended and Restated Deposit Agreement, dated as of February 6, 2008, under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one ordinary share of Nokia Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Susan A. Lucanto
	Name:	Susan A. Lucanto
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Nokia Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Espoo, Finland, on July 27, 2012.

NOKIA CORPORATION

By:	/s/ Riikka Tieaho
	Name:	Riikka Tieaho
	Title:	Vice President, Corporate Legal

By:	/s/ Jani Relander
	Name:	Jani Relander
	Title:	Vice President, Head of Treasury

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Riikka Tieaho and Jani Relander to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement on Form F-6, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 27, 2012.

Signature	Title

/s/ Stephen Elop	President and Chief Executive Officer
Name: Stephen Elop	(principal executive officer), Director

/s/ Timo Ihamuotila	Chief Financial Officer (whose functions include those of
Name: Timo Ihamuotila	Chief Accounting Officer) (principal financial and accounting officer)

/s/ Risto Siilasmaa	Chairman of the Board of Directors
Name: Risto Siilasmaa

Vice Chairman, Director
Name: Dame Marjorie Scardino

/s/ Bruce Brown	Director
Name: Bruce Brown

Signature	Title

/s/ Henning Kagermann	Director
Name: Henning Kagermann

/s/ Jouko Karvinen	Director
Name: Jouko Karvinen

/s/ Helge Lund	Director
Name: Helge Lund

Director
Name: Isabel Marey-Semper

/s/ Mårten Mickos	Director
Name: Mårten Mickos
Director
/s/ Elizabeth Nelson
Name: Elizabeth Nelson

/s/ Kari Stadigh	Director
Name: Kari Stadigh

Authorized Representative in the U.S.

/s/ Louise Pentland	Chief Legal Officer
Name: Louise Pentland

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)(1)	Amendment No.1 to Amended and Restated Deposit Agreement
(d)(1)	Opinion of counsel for the Depositary
(e)(1)	Rule 466 Certification